                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 5)*


                                IFX Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  449518-20-8
--------------------------------------------------------------------------------
                                (CUSIP Number)


                                Michael Shalom
                              15050 N.W. 79 Court
                                   Suite 200
                          Miami Lakes, Florida 33016
                                (305) 512-1101
 -------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 7, 2001
 -------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.12d-1(f) or 240.13d-1(g), check the following box [_].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)

                               Page 1 of 7 Pages

CUSIP NO. 449518-20-8                13D                     Page 2 of 7 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      International Technology Investments, LC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Nevada, U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          4,500,000 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,500,000 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,500,000 shares of Common Stock

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      31.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      00 (International Technology Investments, LC is a limited liability company under the laws of the State of Nevada)

------------------------------------------------------------------------------

CUSIP NO. 449518-20-8                13D                     Page 3 of 7 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Michael Shalom
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            7,025

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          4,500,000 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             7,025

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,500,000 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,507,025 of Common Stock

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      32.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. NO. 449518-20-8                                    Page 4 of 7 Pages
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Philistar Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             4,500,000 shares of Common Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,500,000 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,500,000 shares of Common Stock
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      31.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.449518-20-8                                  Page 5 of 7 Pages
         -----------                                       -    -

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Joseph Matalon

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    Not applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGIN
 6    Jamaica

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    4,500,000 shares of Common Stock

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE VOTING POWER
                     9    -0-
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE VOTING POWER
       WITH          10   4,500,000 shares of Common Stock

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    4,500,000 shares of Common Stock


------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    31.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 449518-20-8              13D           Page 6 of 7 Pages
          -----------                                 -    -

Only those items amended are reported herein.

ITEM 4.  Purpose of Transaction

     On May 7, 2001, UBS Capital Americas III, L.P. and UBS Capital LLC (collectively "UBS Capital"), purchased shares of the Issuer's Series B Convertible Preferred Stock (the "Series B Preferred Stock"). In connection with the purchase of the Series B Preferred Stock by UBS Capital, International Technology Investments, LC ("ITI") and Michael Shalom ("Shalom") entered into a Second Amended and Restated Stockholders Agreement dated as of May 7, 2001, a copy of which is attached hereto as Exhibit A and incorporated herein by reference (the "Amended Stockholders Agreement"), by and among the Issuer, UBS Capital, ITI, the Casty Grantor Subtrust ("Casty"), Joel Eidelstein and Shalom.

     Under the Amended Stockholders Agreement, ITI is entitled to appoint one director to the Issuer's Board of Directors (and has appointed Shalom) and is also entitled to jointly with Casty appoint one director to the Issuer's Board. Casty, UBS Capital, and ITI are entitled to collectively appoint two directors who must qualify as "independent directors" under Nasdaq rules.

The Reporting Persons own the Common Stock for investment purposes.

ITEM 5.  Interest in Securities of the Issuer

          (a) ITI is the record owner, and ITI, Philistar Ltd. ("Philistar"), Joseph Matalon ("Matalon") and Shalom are the beneficial owners, of 4,500,000 shares of the Common Stock of the Issuer, which represents 31.9% of the issued and outstanding shares of the Common Stock of the Issuer. ITI is deemed to share beneficial ownership of all such shares with Philistar (by reason of Philistar's status as the holder of a controlling interest in
               ITI), Shalom (as ITI's manager) and Matalon (as principal and director of Philistar). Shalom is the beneficial owner of 7,025 shares of the Common Stock of the Issuer, representing 0.1% of the issued and outstanding shares of the Common Stock of the Issuer.

          (b) Collectively, ITI, Shalom, Matalon and Philistar share voting and dispositive power over 4,500,000 shares of the Common Stock of the Issuer. Shalom has sole voting and dispositive power over 7,025 shares of the Common Stock of the Issuer.

          (c)  Not Applicable.

          (d)  Not Applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

     As described in Item 4, on May 7, 2001, ITI and Shalom entered into the Amended Stockholders Agreement, by and among the Issuer, UBS Capital, ITI, Casty, Joel Eidelstein and Shalom. In accordance with the Amended Stockholders Agreement, ITI and Shalom cannot sell more than the amount of Common Stock permitted by Rule 144(e) of the Securities Act of 1933 without the consent of UBS Capital. Additionally, UBS Capital has certain rights of first refusal on, and certain rights to participate in, transfers of capital stock of the Company by ITI and Shalom and other stockholders party thereto.

---------------------------                         ----------------------------
CUSIP NO. 449518-20-8                   13D               Page 7 of 7 Pages
---------------------------                         ----------------------------


     ITI is entitled to appoint one director to the Issuer's Board (and has appointed Shalom) and is also entitled to jointly with Casty appoint one director to the Issuer's Board. Casty, UBS, and ITI are entitled to collectively appoint two directors who must qualify as "independent directors" under Nasdaq rules.

     On May 7, 2001, ITI and Shalom entered into an Amended and Restated Registration Rights Agreement, dated as of May 7, 2001, by and among the Issuer, UBS Capital, ITI and the Trust, a copy of which is attached hereto as Exhibit B and incorporated by reference (the "Registration Rights Agreement").

     To the knowledge of the Reporting Persons, except as set forth herein or in the Exhibits filed herewith or incorporated by reference, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their affiliates have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division or profits or losses or the giving or withholding of proxies.

ITEM 7.    Material to be filed as Exhibits

Exhibit A  Amended and Restated Stockholders Agreement, dated as of May 7, 2001, by and among the Issuer, UBS Capital Americas III, UBS Capital LLC, International Technology Investments, LLC, and the Casty Grantor Subtrust (excluding exhibits).

Exhibit B  Amended and Restated Registration Rights Agreement, dated as of May
           7, 2001, by and among the Issuer, UBS Capital Americas III, UBS Capital LLC, International Technology Investments, LLC and the Casty Grantor Subtrust.


Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        International Technology Investments, LC

Date:  June 5, 2001                     /s/ Michael Shalom
                                        ---------------------------------------
                                        Michael Shalom, Manager


                                        /s/ Michael Shalom
                                        ---------------------------------------
                                        Michael Shalom, on his own behalf and as
                                        attorney-in-fact for Philistar Ltd. and
                                        Joseph Matalon, pursuant to the Power of
                                        Attorney filed with the Issuer's 13D/A
                                        on September 30, 1999 and incorporated
                                        by reference herein.